SECURAC CORP.
301 - 14th Street NW, Suite 100
Calgary, Alberta T2N 2A1
(403) 225-0403

October 23, 2006

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Securac Corp. Registration Statement on Form SB-2 Registration No. 333-129322

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended, we hereby apply for voluntary withdrawal of the above-referenced registration statement. The registration statement was filed on October 31, 2005.

The registration statement covers resale of securities held by the selling securityholders named therein. No securities have been sold by the selling securityholders in connection with the offering covered by the registration statement. The registration statement was filed pursuant to a contractual commitment with investors in a convertible debt financing. The debt has been repaid and the registration commitment no longer remains.

Kindly forward a copy of the order consenting to withdrawal of the registration statement to the undersigned. If you have any questions regarding this application, kindly contact the undersigned or our counsel, Keith Moskowitz, of Eilenberg & Krause LLP, at (212) 986-9700.

Very truly yours, /s/ Paul J. Hookham Paul J. Hookham CFO